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First Investors Life Series Funds  N-SAR June 30, 2008
Sub-Item 77D (g)

               On February 21, 2008, the Board of Trustees of the First Investors Life Series Funds approved the deletion of the secondary investment objective of the First Investors Life Series High Yield Fund ("Fund"). Effective May 1, 2008, the Fund's objective is restated as "The Fund seeks high current income."